FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights released on 30 April 2012
Exhibit No. 2	RBS – UBS Global Financial Services Conference released on 8 May 2012
Exhibit No. 3	Director/PDMR Shareholding released on 9 May 2012
Exhibit No. 4	Publication of Prospectus released on 11 May 2012
Exhibit No. 5	Employee Share Plans released on 23 May 2012
Exhibit No. 6	Form 8.3 - Morson Group plc released on 30 May 2012

Exhibit 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 April 2012

Ordinary shares of £0.25	59,553,728,967	1	59,553,728,967
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	4	5,000,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	4	92,503,476
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	4	88,452,640
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	4	39,533,228
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	4	82,587,752
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	4	40,655,728
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	110,720,366,042		59,986,970,627

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit 2

The Royal Bank of Scotland Group plc ('RBS') - UBS Global Financial Services Conference

Bruce Van Saun, Group Finance Director, will present at the UBS Global Financial Services Conference in New York on Tuesday 8th May 2012 at 9.20am EDT (2.20pm UK Time).  A live webcast of the event and accompanying slides will be available on our website
www.rbs.com/ir.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

516

8. Price per share or value of transaction

£0.24259

9. Date and place of transaction

8 May 2012

10. Date issuer informed of transaction

8 May 2012

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

9 May 2012

Exhibit 4

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 11 May 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1991D_-2012-5-11.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

The Royal Bank of Scotland Group plc
Employee Share Plans

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of ordinary shares of 25 pence each. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following employee share plans:

i) 800,000,000 ordinary shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2010 Deferral Plan;

ii) 50,000,000 ordinary shares of 25 pence each in respect of The Royal Bank of Scotland plc Long Term Incentive Plan;

iii) 50,000,000 ordinary shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan;

iv) 50,000,000 ordinary shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2007 Sharesave Plan;

v) 10,000,000 ordinary shares of 25p each in respect of The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan;

vi) 11,000,000 ordinary shares of 25p each in respect of The Royal Bank of Scotland Group plc, Medium-term Performance Plan;

vii) 8,000,000 ordinary shares of 25p each in respect of The Royal Bank of Scotland Group plc, RBS 2010 Company Share Option Plan.

Participants in these employee share plans have or will become entitled to these new shares following the exercise of share options or allocation of share awards. The shares will rank equally with the existing ordinary shares of the Company. Application has been made for the 979,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 24 May 2012.

Exhibit 6

                                                                                                                                                                                                                                                                                                                                                                                                 FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the person whose positions/~~dealings~~ are being disclosed:	The Royal Bank of Scotland Group plc
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c)Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Morson Group plc
(d)If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e)Date position held/~~dealing undertaken~~:	25/05/2012
(f)Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.           POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 5p shares
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	459,865	1.0142	0	0.00
(2)Derivatives (other than options):	0	0.00	0	0.00
(3)Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	459,865	1.0142	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.           DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(a)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

©           Options transactions in respect of existing securities

(a)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.           OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)           Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	30 May 2012
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary